UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

National Security Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

637546102
(CUSIP Number)

Andrew J. Abernathey Meridian Investments, LLC 3523 45th Street South, Suite 100 Fargo, North Dakota 58104
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 637546102

1	names of reporting persons
Meridian Investments, LLC
2	check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
North Dakota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
138,039 (1)
	8	shared voting power
0
	9	sole dispositive power
138,039 (1)
	10	shared dispositive power
0
11	aggregate amount beneficially owned by each reporting person
138,039 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
☐
13	percent of class represented by amount in row (11)
5.5% (2)
14	type of reporting person (see instructions)
PN

(1) Shares of Common Stock of the Company held by Meridian.  Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,512,425 shares of Common Stock outstanding as of March 18, 2016, as reported by the Company in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 18, 2016.

Page 2 of 8 Pages

CUSIP No. 637546102

1	names of reporting persons
Andrew J. Abernathey
2	check the appropriate box if a member of a group (see instructions)
(a) ☐ (b) ☐
3	sec use only

4	source of funds (see instructions)
AF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)
☐
6	citizenship or place of organization
U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
138,039 (1)
	8	shared voting power
0
	9	sole dispositive power
138,039 (1)
	10	shared dispositive power
0
11	aggregate amount beneficially owned by each reporting person
138,039 (1)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)
☐
13	percent of class represented by amount in row (11)
5.5% (2)
14	type of reporting person (see instructions)
IN

(1) Shares of Common Stock of the Company held by Meridian. Abernathey is the President and sole member of the Board of Directors of Meridian, holds sole voting and dispositive power over the securities held by Meridian, and may be deemed to beneficially own the securities held by Meridian.

(2) The percentage is based upon 2,512,425 shares of Common Stock outstanding as of March 18, 2016, as reported by the Company in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on March 18, 2016.

Page 3 of 8 Pages

Item 1.	Security and Issuer.

This Schedule 13D (the “Schedule”) relates to the common stock, par value $1.00 per share (the “Common Stock”), of National Security Group, Inc. (the “Company”), 661 East Davis Street, Elba, Alabama 36323.

Item 2.	Identity and Background.

(a)	The persons filing this Schedule are Meridian Investments, LLC (“Meridian”) and Andrew J. Abernathey (“Abernathey”) (together, the “Reporting Persons”).

(b)	Residence or business address for each Reporting Person: c/o Meridian Investments, LLC, 3523 45th Street South, Fargo, North Dakota 57104.

(c)	Principal occupation: Abernathy is currently the President of Meridian. Meridian’s principal business is as a private equity fund focused on companies in the manufacturing, retail, and service sectors, especially companies which have extensive business with municipalities and insurance.

(d)	Neither of the Reporting Persons described herein has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Neither of the Reporting Persons described herein has, during the last five years, been party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)	Meridian is organized under the laws of the state of North Dakota, and Abernathey is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the Common Stock acquired by the Reporting Persons during the period covered by this Schedule 13D was acquired by the Reporting Persons in open market purchases using member investments in Meridian for a total of approximately $2,113,768.

Item 4.	Purpose of Transaction.

The Reporting Persons hold securities of the Company for investment purposes. The Reporting Persons or their affiliates have had and may continue to have discussions with management of the Company regarding the continuation of purchasing stock, and also the managements plan for future company growth. The Reporting Persons may acquire additional securities of the Company by means of open market purchases, privately negotiated purchases, or otherwise. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the board of directors and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Page 4 of 8 Pages

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons with respect to rows 7, 8, 9, 10, 11, 12 and 13 are incorporated herein by reference.

(b)	The Reporting Person has sole voting and dispositive power over 138,039 shares of Common Stock.

(c)	From sixty days prior to May 4, 2016 until the date of filing hereof, the following transactions occurred:

Date	Shares	Price
2016-03-04	475	15,494
2016-03-07	1,225	15.50
2016-03-31	317	14.885
2016-04-04	2,741	15.336
2016-04-05	100	15.88
2016-04-06	1,263	15.30
2016-04-08	6,460	15.30
2016-04-11	2,360	15.30
2016-04-12	447	15.30
2016-04-15	1,112	15.30
2016-04-26	2,217	15.72
2016-04-26	699	16.57
2016-04-26	1,174	16.63
2016-05-03	3	15.50
2016-05-04	15,100	15.55

(d)	Not applicable.

(e)	Not applicable.

Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

A.	Joint Filing Agreement dated as of May 4, 2016, by and between Meridian Investments, LLC and Andrew J. Abernathey.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2016	Meridian Investments, LLC

/s/ Andrew J. Abernathey
	By:	Andrew J. Abernathey
	Its:	President

/s/ Andrew J. Abernathey
Andrew J. Abernathey

Page 7 of 8 Pages

JOINT FILING AGREEMENT

The undersigned hereby agree to file a joint Schedule 13D, and any required amendments to such Schedule 13D, with respect to the interests of the undersigned in National Security Group, Inc. and that the Schedule 13D to which this Agreement is attached has been filed on behalf of each of the undersigned.

Dated: May 4, 2016	Meridian Investments, LLC

/s/ Andrew J. Abernathey
	By:	Andrew J. Abernathey
	Its:	President

/s/ Andrew J. Abernathey
Andrew J. Abernathey

Page 8 of 8 Pages